Global X Funds
600 Lexington Avenue, 20th Fl.
New York, NY 10022

November 1, 2018

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention: Raymond Be

Re: Global X Funds (“Trust”)
File Nos. 333-227685, 811-22209

Dear Mr. Be:

On behalf of the Global X Funds (the “Registrant” or the “Trust”) this letter responds to the comments you provided on October 29, 2018, regarding the Trust’s registration statement on Form N-14 (the “N-14 Registration Statement”), filed on October 3, 2018, with respect to the reorganization of each of the Horizons DAX Germany ETF, Horizons Nasdaq 100® Covered Call ETF and Horizons S&P 500® Covered Call ETF (the “Target Funds”), each a series of Horizons ETF Trust I, into the Global X DAX Germany ETF, Global X Nasdaq 100® Covered Call ETF and Global X S&P 500® Covered Call ETF (the “Acquiring Funds”), respectively, each a newly-created series of the Trust (the “Reorganizations”).
Below we have provided your comments and the Trust’s response to each comment. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the N-14 Registration Statement. Page numbers refer to the page numbers of the October 3, 2018 N-14 Registration Statement filing.

1.	Comment: Please confirm that the Registrant proposes that the N-14 Registration Statement become effective on November 2, 2018 pursuant to Rule 488 under the Securities Act of 1933, as amended.

Response: Confirmed.

2.
Comment: With respect to the first sentence of the answer to the Q&A regarding the federal income tax consequences of the Reorganization on pg. 3, considering clarifying that each Reorganization is expected to qualify as a tax -free reorganization.

Response: Registrant will make the requested change.

3.
Comment: In the first paragraph under the section titled “Investment Objectives & Principal Investment Strategies” in Proposal 3 on pg. 22, please confirm whether investments in derivatives is expected to be a principal investment strategy of the Global X S&P ETF.

Response: Investments in derivatives is expected to be a principal investment strategy of the Global X S&P ETF. As such, the referenced paragraph will be revised accordingly.

4.	Comment: In the fourth paragraph under the subsection titled “Investment Adviser to the Acquiring Funds” on pg. 29, consider removing the reference to “fiscal” when discussing the recoupment period.

Response: Registrant will make the requested change.

5.
Comment: In the sixth bullet under the“Board Consideration of the Reorganization” section titled “Management of the Acquiring Funds” on pg. 34, consider making it more clear that Messrs. Kim, Ong and To were recently added as portfolio managers of the Target Funds.

Response: Registrant will make the requested change.

6.
Comment: With respect to the seventh bullet under the“Board Consideration of the Reorganization” section titled “Potential for Asset Growth” on pg. 35, explain how the Reorganizations may provide an opportunity for the Acquiring Funds to become investment options on additional ETF platforms.

Response: The Reorganizations may provide an opportunity for the Acquiring Funds to become investment options on additional ETF platforms because the larger size and existing business relationships of the Acquiring Trust allows the Acquiring Funds to be listed on certain ETF platforms that the Target Funds would not have qualified for.

7.
Comment: In the first paragraph of the section titled “Frequent Purchases and Redemptions” on pg. 41, when stating that “frequent trading of shares on the secondary market does not disrupt portfolio management, increase an Acquiring Fund’s trading costs, lead to realization of capital gains” consider clarifying that reference is being made to capital gains for the Funds.

Response: Registrant will make the requested change.

8.
Comment: In the first paragraph of the section titled “Shareholder Meeting and Voting Rights” on pg. 45, when stating that “A meeting of shareholders must be called when requested in writing by shareholders holding not less than one-third of the outstanding shares” consider clarifying which Funds the statement references.

Response: Registrant will make the requested change.

9.	Comment: In the section titled “Quorum and Voting” on pg. 47 explain the effect of abstentions or broker non-votes.

Response: Registrant will make the requested change.

10.	Comment: With respect to the signature page, please confirm that Chang Kim is the Principal Accounting Officer of the Registrant.

Response: Confirmed.

Please do not hesitate to call me at (646) 716-3239 if you have any questions regarding the foregoing.

Sincerely,
/s/ Lisa K. Whittaker
Lisa K. Whittaker